

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2018

Mark E. Patten
Chief Financial Officer
Consolidated-Tomoka Land Co.
1140 N. Williamson Blvd.
Suite 140
Daytona Beach, FL 32114

> **Re: Consolidated-Tomoka Land Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-11350**

Dear Mr. Patten:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities